Maximum Anniversary Value Rider

The Company has issued this rider as a part of the contract.  If there are any conflicts between this rider and your contract, the provisions in this rider prevail.

Benefit Base

The following replaces the contract section “Benefit Base.”

On the Contract Date, and on each Business Day before the Withdrawal Start Date or Annuity Date, the Benefit Base is equal to the Maximum Anniversary Value.

On the Withdrawal Start Date, we compare your Benefit Base to the Designated Account Value using the values determined at the end of the prior Business Day and increase your Benefit Base to equal this Designated Account Value if it is greater.

On and after the Withdrawal Start Date, the Benefit Base only changes as follows:
•
If we increase the Permitted Withdrawal Limit on a Contract Anniversary, we set the Benefit Base on the Contract Anniversary equal to the Designated Account value determined at the end of the prior Business Day.

•	If you make an Additional Investment, we increase the Benefit Base by the dollar amount of the investment, determined at the end of the Business Day we are informed of the investment.
•	If you take an Excess Withdrawal, we reduce the Benefit Base by the percentage of Designated Account value withdrawn, determined at the end of the Business Day we are informed of the withdrawal.
•	If you apply the Designated Account value to the Optional Fixed Annuity, we no longer calculate the Benefit Base on or after the Annuity Date.

If we begin paying the Monthly Benefit, we no longer calculate the Benefit Base after the Benefit Determination Date.

Maximum Anniversary Value
We only calculate the Maximum Anniversary Value before the Withdrawal Start Date or Annuity Date.

On the Contract Date the Maximum Anniversary Value is initially equal to the Designated Account Value at the end of the prior Business Day.
At the end of each Business Day, we adjust the Maximum Anniversary Value as follows.
•	We increase it by the amount of any Additional Investment.
•	We reduce it by the percentage of any Designated Account Value withdrawn as an Excess Withdrawal.

On each Contract Anniversary before the older Covered Person’s Maximum Birthday, we compare the Maximum Anniversary Value to the Designated Account Value using the values determined at the end of the prior Business Day and increase the Maximum Anniversary Value to equal this Designated Account Value if it is greater. The Maximum Birthday is shown on the Contract Schedule.

If this contract terminates and you later reinstate it, on the Reinstatement Date we set the Maximum Anniversary Value to equal your Designated Account Value determined at the end of the prior Business Day and set the Benefit Base equal to this Maximum Anniversary Value.

Termination

Rider Termination
This rider terminates on the earliest of:
•	The date the contract terminates.
•	The Withdrawal Start Date.
•	The Annuity Date.
•	The Maturity Date.

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Termination continued from the previous page

Right to Reinstate this Rider
This rider may be reinstated along with the contract.

Information

Error or Incorrect Information
When an error is found or updated information has been given, we reserve the right to adjust, as applicable, the Maximum Anniversary Value for your contract based on the correct information, in accordance with the terms of your contract.

In all other respects the provisions, conditions, exceptions and limitations contained in the contract remain unchanged.

Signed for the Company at its home office.

                                                              Allianz Life Insurance Company
                                                                           of North America

[                                                                                                           ]

Maureen A. Phillips            Gary Bhojwani
Secretary                           President

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